Filed by Newbury Street II Acquisition Corp
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Newbury Street II Acquisition Corp
Commission File No.: 001-42391

The following communication was made available to employees of Fort Robotics, Inc. (“FORT”) via email in connection with the proposed business combination between Newbury Street II Acquisition Corp and FORT.

August 18, 2026

Employee FAQ: Becoming a Public Company

Section 1: About Going Public

1. Why is FORT becoming a public company?

FORT is entering this next phase to support its continued growth, expand access to capital, and increase visibility in the market. Becoming a public company helps position FORT for long-term success while maintaining its mission and values.

2. What does it mean for FORT to be a publicly traded company?

A publicly traded company is one whose shares are available for purchase and sale on a public stock exchange. This means:

●	The company has public shareholders in addition to existing owners and investors

●	Financial results and business performance are publicly disclosed regularly

●	The company must follow SEC rules and public reporting requirements

3. How is FORT going public?

FORT and Newbury Street II Acquisition Corp, a special purpose acquisition company, or SPAC, have entered into an agreement to take FORT public. Upon closing, the combined public company will operate as FORT retaining our business, brand, team, values, and mission. If the transaction is completed, the combined company’s stock will become publicly traded, potentially providing more capital for growth. Deal closure is still contingent on regulatory and shareholder approvals and various other closing conditions.

Company confidential. Do not distribute.

4. What is a SPAC?

A Special Purpose Acquisition Company (SPAC) is a company that has no commercial operations and is formed strictly to raise capital through an initial public offering (IPO) for the purpose of acquiring or merging with an existing company. After going public, the SPAC will enter into a merger agreement with a “target” company, and upon the conclusion of the merger, the combined company will be a public company.

5. What is a de-SPAC?

The de-SPAC is the process through which the SPAC merges with a target company, with the resulting company being a publicly traded company.

6. What is an S-4 filing?

An S-4 is a document filed with the U.S. Securities and Exchange Commission (SEC) when two companies are combining to register the shares issued in connection with the de-SPAC transaction and obtain the approval of the SPAC stockholders. In simple terms, it is a detailed disclosure document designed to ensure transparency for investors that explains, among other things:

●	The structure of the transaction

●	Why the companies are combining

●	Financial and operational information

●	Risks and important considerations

●	How shares will be exchanged or converted

7. What is the Merger Agreement ?

A merger agreement is the legal agreement that outlines the terms of a merger or business combination.

Think of it as the rulebook that defines, among other things:

●	How the companies will combine

●	Ownership structure after the transaction

●	Governance and leadership of the combined company

●	Conditions required to complete the transaction

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8. On what exchange will FORT be listed?

We intend to list our shares on Nasdaq under the ticker symbol “FROB,” or another national stock exchange, subject to the satisfaction of applicable listing requirements.

9. When will FORT be a publicly held company?

While this timeline will depend on several factors outside of our control, including the SEC review process and Nasdaq approval, we currently expect the merger to close in the 4th quarter of 2026, subject to regulatory and shareholder approvals and other customary closing conditions.

10. Will any of FORT existing benefits/offerings be changing?

No benefits or offerings currently in place will change as a result of the going public transaction. We will continue to evaluate our benefits on an annual basis.

11. Will this transaction cause layoffs/create jobs?

This transaction is about supporting the long-term growth of FORT. We expect that we’ll need to continue to grow our team to achieve our ambitious business goals, and we expect the money we receive from this transaction will help us reach our overall growth plans.

12. Will we change our planning and operations to meet short-term Wall Street expectations?

No. We will continue to plan and run our business to optimize for our long-term goals and objectives.

13. Will there be more reporting and communication?

Yes. Public companies are required to share financial and operational updates regularly. In addition to continuing to share our corporate news, new product announcements and other developments as we do now, public companies must keep their shareholders informed by filing periodic reports and current reports with the SEC.

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Employees can expect:

●	Quarterly earnings communications containing financial statements and narrative disclosures about the status of our business and quarterly earnings calls to announce financial results

●	Investor updates and filings that disclose significant developments in our business in addition to other material information for public investors to know

●	Internal summaries and leadership briefings

14. How will I stay informed?

We will use multiple channels to keep employees informed, including:

●	Company-wide emails

●	QBR’s and All-Hands Meetings

●	Internal FAQs and resource pages

●	Manager briefings

●	Live Q&A sessions

Section 2: Communication Guidelines

15. What can I tell my family and friends about our filing?

There is no such thing as a casual or off-the-record conversation about an ongoing public transaction. Discussing our SEC filings or the merger beyond what has been publicly disclosed by FORT could have a very serious and negative effect on us and the going public process. You should not discuss the merger or our SEC filings with anyone, including family and friends. You may not speculate about the pricing, timing, or other aspects of our public offering beyond that, not even in casual, off-the-record conversations. You may discuss FORT in broad terms, without speculating on our financial performance or on our prospects of going public.

16. Should I tell my parents/family/friends to invest in FORT?

You should not tell anyone to invest in FORT, or otherwise discuss the proposed transaction.

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17. If I run into my friend who works at an investment bank, what can I say?

You should not discuss or otherwise comment on the transaction. If you are asked about the filing, your response should either be “No comment,” or “Please refer to our press release.”

18. What about my social media accounts? Can I talk about our stock online?

You should not discuss the filing on any social media, including anonymously. If you are asked about the filing, your response should either be “No comment,” or “Please refer to our press release.”

Additionally, please do not post on social media regarding any internal announcements or discussions regarding the listing. You may re-post official communications from FORT social accounts. See questions below and the employee handbook for more guidance.

19. I like to post in financial chat rooms from time to time. What can I say (or not)?

You should not discuss or otherwise comment on this transaction.

20. Can I share posts about this announcement?

We know that you will be excited about this development, but due to regulatory requirements, we ask that you limit any social media activity related to this listing to re-sharing posts that come from official FORT accounts.

You may re-share official FORT social media posts regarding the transaction without adding any additional commentary. Please do not create your own posts or add comments regarding the transaction, FORT’s financial or operating performance, the expected timing or benefits of the transaction, the anticipated value or performance of FORT’s stock, or FORT’s future plans or prospects.

21. A reporter is calling me – what can I say?

As an employee, there should be no contact whatsoever with the media. Under no circumstances should any employee speak to the press or industry analysts about the going public transaction or the trading market for our stock, even in a casual or off-the-record conversation. All press inquiries must be referred to media@fortrobotics.com.

22. Will we continue to share all kinds of information openly with one another?

Collaborating and sharing information as openly as possible is one of FORT’s hallmarks. To the best of our ability and as legally permitted, we will continue to share information with all employees.

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Being public will require us to fairly disclose material information to all our stockholders, including employees. This is a regulatory requirement to prevent any group of people from having the benefit of material, non-public information that they could use to buy or sell our stock at an unfair advantage. Some information that we can’t share with the public, we also can’t share internally. This exchange of information is normal and should not disrupt our collaborative workplace culture.

23: Are there any other guidelines about what we cannot say?

You should not discuss or otherwise comment on the transaction. Please also follow the below guidelines:

●	Do not share any material non-public information.

●	It is very important that everyone refrain from making any comments about our financial performance, company metrics, or future products or plans with anyone outside of the company. The reason for this is there are laws that prevent one investor from having access to information about a company in the stock market that another investor does not have access to. Sharing this sort of information or using it for trading purposes is a felony that can lead to serious jail time.

●	Do not comment about the state of the business. It is critical that details around our company performance are kept confidential.

●	Do not share any confidential communications (e.g., internal communications, emails with customers, etc.)

●	Do not comment on stock price

●	Do not make forward-looking comments, predictions or share our future plans.

●	Do not comment about our competitors.

●	Do not share any confidential customer information.

Section 3: About Options and Stocks

24: At what price do we expect our stock to be trading on day one?

We will never speculate on how our stock will trade. We need to remain as focused as ever on building a great company long-term through great and innovative features and products for our customers. The investing public will establish our stock price at the time we go public.

25. Do we expect the stock to increase on the first day?

Stock performance will be dependent upon a number of factors, including general market volatility, and there is no guarantee on stock performance whatsoever.

26. Once we are public, where can we go for information about the stock?

Information about the stock along with our SEC filings and other required financial information will be located on our investor relations (IR) website. The IR website will be available on the day we close the going public transaction.

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27. What does it mean to be an employee and a shareholder?

Some employees may receive equity (stock, RSUs, or options), which means they own a small part of the company.

As an employee:

●	You contribute to the company’s success through your work.

As a shareholder:

●	You have a financial interest in the company’s performance.

●	The value of your equity may increase or decrease over time

Important: Equity ownership does not change your job responsibilities.

28. Will I receive shares?

We expect full-time employees will be eligible to participate in our equity incentive plan. The grant value and the number of shares underlying equity awards granted, if any, will be based on several factors including job level, performance, and compensation market data. This plan does not yet exist, and more information will be made available as we get closer to the closing date.

29. Can I trade FORT stock freely once we are public?

No. Public company employees are subject to strict trading rules. You will also be subject to a “lock-up” provision that will restrict your ability to trade stock for a year following the closing of the merger, subject to early release provisions.

You must follow:

●	Trading windows (periods when trading is allowed)

●	Blackout periods (when trading is prohibited)

●	Insider trading laws (no trading based on material non-public information)

We will provide detailed guidance and training on these rules as soon as they become available.

30. How will I know when I can trade stock?

We will communicate trading windows clearly in advance. We will also communicate when the “lock-up” provisions are released. Employees will also receive compliance reminders and instructions before each open trading period.

31. What are blackout periods?

Blackout periods are times when employees are not allowed to buy or sell company stock.

These typically occur around:

●	Earnings announcements

●	Major corporate events

●	Periods when employees may have access to material non-public information

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32. Can I exercise my options that have already vested?

Yes, you will be able to exercise your vested options after FORT becomes a public company, provided that you deliver to the Company an executed option exercise notice and pay to the Company the exercise price for the shares being purchased, in the manner set forth in your option agreement.

However, please note that you may not be able to sell the shares acquired through exercise of your vested options and will be subject to any lock-up agreement agreed by the Company in connection with the SPAC transaction or lock-up period provided for in the Company’s bylaws. In addition, as mentioned above in Q/A 19, you will be subject to restrictions that apply to trading shares in public companies (in particular, blackout periods and insider trading laws). If you intend to exercise your vested options and immediately sell the shares acquired upon exercise on the market, you will need to ensure that you are not subject to any of these transfer restrictions.

In addition, please note that, in accordance with the Merger Agreement to be entered by FORT with the SPAC, your outstanding FORT option will be assumed by the SPAC and automatically converted into an option for shares of the SPAC common stock, with the number of SPAC common stock and the exercise price of your options being adjusted based on the conversion ratio, so that the total economic value of your option is maintained. Your SPAC options will otherwise be subject to the same terms and conditions, including the same vesting schedule, as your FORT options.

33. I am a new hire and I have not been issued my options yet, what impact does this announcement have on those options?

If you are a new hire and have been promised options by FORT in your offer letter and these options have not been granted to you when the SPAC transaction closes, the options will be granted to you after the closing of the SPAC transaction.

Because FORT will merge with the SPAC, your options will be granted by the SPAC and the number of shares subject to your option will correspond to the number of FORT shares indicated in your offer letter multiplied by a conversion ratio, which will reflect the respective values of FORT and the SPAC.

34. What happens to my equity (RSUs or options)?

If you hold equity awards, they will continue under the terms of your existing agreements. You will receive specific guidance based on your individual equity award.

In a public company context:

●	Equity may convert into publicly traded shares

●	Vesting schedules typically remain the same

●	Value will fluctuate with the stock price

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35. Can I get tax law or investment advice from FORT?

FORT cannot provide tax law or investment advice in connection with the proposed transaction. However, our vendor Carta is a resource for you on this topic.

Section 4: What Happens Now?

37. What should I do right now?

At this stage, the most important thing is to:

●	Stay informed through official company communications

●	Follow confidentiality and trading policies

●	Ask questions if something is unclear

●	Continue focusing on your work and customers

38. What changes for me immediately, if anything?

Nothing changes for the employees immediately. We will continue to focus on our business and strive to hit our annual goals.

39. Who can I contact with questions?

You will have multiple ways to get support, including:

●	People and Culture

●	Your manager

●	Legal or Compliance contacts (for trading-related questions)

●	All-Voices

We will also continue to expand resources as we move through the process.

What happens if the deal doesn’t close?

Final note

This transition is an important milestone for FORT. It reflects the strength of the company we have built together and the opportunity ahead. Our goal is to ensure every employee feels informed, supported, and confident throughout this process.

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Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Newbury Street II Acquisition Corp for their consideration. Newbury Street II Acquisition Corp intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Newbury Street II Acquisition Corp’s shareholders in connection with Newbury Street II Acquisition Corp’s solicitation of proxies for the vote by Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to FORT stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to FORT stockholders and Newbury Street II Acquisition Corp shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Newbury Street II Acquisition Corp and FORT shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Newbury Street II Acquisition Corp in connection with the proposed transaction, as these documents will contain important information about Newbury Street II Acquisition Corp, FORT and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Newbury Street II Acquisition Corp with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Newbury Street II Acquisition Corp, 121 High St, Floor 3, Boston, Massachusetts 02110.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding FORT’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding FORT’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the FORT’s ability to attract, retain and expand its customer base; FORT’s deployment of proceeds from capital raising transactions; FORT’s expectations concerning relationships with strategic partners, suppliers, governments and other third parties; FORT’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting FORT’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for FORT to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of FORT and Newbury Street II Acquisition Corp.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Newbury Street II Acquisition Corp’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that FORT is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; FORT’s historical net losses and limited operating history; FORT’s expectations regarding future financial performance, capital requirements and unit economics; FORT’s use and reporting of business and operational metrics; FORT’s competitive landscape; FORT’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; FORT’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the FORT’s reliance on strategic partners and other third parties; the FORT’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Newbury Street II Acquisition Corp could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against FORT or Newbury Street II Acquisition Corp; failure to realize the anticipated benefits of the proposed transaction; the ability of Newbury Street II Acquisition Corp or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Newbury Street II Acquisition Corp’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by FORT, Newbury Street II Acquisition Corp or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of FORT’s and Newbury Street II Acquisition Corp’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While FORT and Newbury Street II Acquisition Corp may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

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In addition, statements that “we believe” and similar statements reflect Newbury Street II Acquisition Corp’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Newbury Street II Acquisition Corp’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Newbury Street II Acquisition Corp is not an investment in any of Newbury Street II Acquisition Corp’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Newbury Street II Acquisition Corp, which may differ materially from the performance of Newbury Street II Acquisition Corp’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Newbury Street II Acquisition Corp, FORT and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Newbury Street II Acquisition Corp with the SEC. You can find more information about Newbury Street II Acquisition Corp ’s directors and executive officers in Newbury Street II Acquisition Corp’s final prospectus related to its initial public offering filed with the SEC on November 1, 2024. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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